KH 3/10

AB 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Global Financial Services, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Post Oak Blvd., Suite 2100
(No. and Street)

Houston (City) | Texas (State) | 77056-3019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Roberts | (713) 968-0400
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 North Central Expressway, Suite 300 (Address) | Dallas (City) | TX (State) | 75231 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11019434

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/17

OATH OR AFFIRMATION

I, Keith Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Financial Services, L.L.C., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA GARZA
MY COMMISSION EXPIRES
AUGUST 28, 2012

Signature

CFO
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GLOBAL FINANCIAL SERVICES, L.L.C.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2010

GLOBAL FINANCIAL SERVICES, L.L.C.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

Board of Managers
Global Financial Services, L.L.C.

We have audited the accompanying statement of financial condition of Global Financial Services, L.L.C. as of December 31, 2010, and the related statements of income, changes in members' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Financial Services, L.L.C., as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2011

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

GLOBAL FINANCIAL SERVICES, L.L.C.
Statement of Financial Condition
December 31, 2010

ASSETS

Cash and cash equivalents	$ 842,480
Receivable from clearing organization	387,645
Deposit with clearing organization	1,000,143
Receivable from affiliate	11,604
Furniture, equipment, and leasehold improvements, net	346,870
Other assets	10,000
	$ 2,598,742

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Commissions payable	$ 620,428
Accounts payable and accrued expenses	406,703
State income taxes payable	304,717
Deferred rent	117,671
Total liabilities	1,449,519
Members' equity	1,149,223
	$ 2,598,742

The accompanying notes are an integral part of these financial statements.

GLOBAL FINANCIAL SERVICES, L.L.C.
Statement of Income
For the Year Ended December 31, 2010

Revenues	
Commissions	$ 3,200,347
Firm trading profit	13,216,411
Interest and other	1,713,059
	18,129,817
Expenses	
Guaranteed payments to members	2,721,760
Employee compensation and benefits	5,557,379
Floor brokerage and clearance	907,744
Referral fees	3,506,312
Communications	392,751
Occupancy and equipment costs	613,077
Promotional costs	79,539
Interest expense	4,725
Regulatory fees and expenses	128,050
Other	1,772,987
	15,684,324
Net income before income taxes	2,445,493
Provision for state income taxes	35,881
Net Income	$ 2,409,612

The accompanying notes are an integral part of these financial statements.

GLOBAL FINANCIAL SERVICES, L.L.C.
Statement of Changes in Members' Equity
For the Year Ended December 31, 2010

Balance, December 31, 2009	$ 1,824,111
Net income	2,409,612
Distributions to members	(3,084,500)
Balance, December 31, 2010	$ 1,149,223

The accompanying notes are an integral part of these financial statements.

GLOBAL FINANCIAL SERVICES, L.L.C.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2010

Balance, December 31, 2009	$	--
Additions		--
Retirements		--
Balance, December 31, 2010	$	--

The accompanying notes are an integral part of these financial statements.

GLOBAL FINANCIAL SERVICES, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities	
Net income	$ 2,409,612
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	167,071
Changes in operating assets and liabilities:	
Decrease in deposit with clearing organization	747
Increase in receivable from clearing organization	(156,589)
Decrease in other assets	6,056
Decrease in commissions payable	(459,877)
Decrease in accounts payable and accrued expenses	(132,483)
Increase in state income taxes payable	34,365
Decrease in deferred rent	(37,941)
Net cash provided by operating activities	1,830,961
Cash flows from investing activities	
Advance to affiliate	(11,246)
Net cash used by investing activities	(11,246)
Cash flows from financing activities	
Distributions to members	(3,084,500)
Net cash used by financing activities	(3,084,500)
Net decrease in cash and cash equivalents	(1,264,785)
Beginning cash and cash equivalents	2,107,265
Ending cash and cash equivalents	$ 842,480
Supplemental Disclosures	
Cash paid for:	
Interest	$ 4,725
Income taxes	$ 1,516

The accompanying notes are an integral part of these financial statements.

Note 1 - Description of the Company and its Business

Global Financial Services, L.L.C. (the "Company") is organized as a limited liability company. The duration of the Company is perpetual. Each member's liability is limited to his capital account balance. The Company is an introducing broker-dealer in securities registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer, J.P. Morgan Clearing Corp. under fully disclosed clearing arrangements. The Company is also registered with the National Futures Association.

Sale of Interest in the Company

On December 31, 2010, Sanders Morris Harris Group, Inc. ("SMHG") purchased a 48.7% capital interest and a 50.1% profits interest in the Company and a 50.1% capital and profits interest in GFS Advisors, LLC, an affiliated investment advisor (the Company and GFS Advisors, LLC are hereinafter referred to collectively as "GFS"). The acquisition was made pursuant to the terms of a Purchase Agreement (the "Purchase Agreement") dated as of November 26, 2010, among SMHG and Robert C.A. Benjamin, Gerardo A. Chapa and Ricardo Perusquia ("GFS members").

The initial consideration for the purchase was $18 million, paid $15 million in cash and $3 million in shares of SMHG common stock to the GFS members. The initial consideration is subject to upward adjustment by a maximum amount of $4.5 million based on GFS achieving net operating income before interest, taxes, depreciation, and amortization ("EBITDA") in 2011 and/or 2012 in excess of $5.0 million, and further upward adjustment based on the compounded annual growth rate of GFS' EBITDA achieved, for a maximum of $9.6 million if the top tier thresholds are achieved every year. Also, GFS members and SMHG have agreed that GFS will retain at least $181,000 of cash balances as of December 31, 2010 for GFS to use for operations in 2011. Once all December 31, 2010 payables and receivables have been settled, all cash in excess of $181,000 at December 31, 2010 will be distributed to GFS members. Such distribution, aggregating $104,839 has been included in "accounts payable and accrued expenses" in the statement of financial condition. In addition, the Purchase Agreement contains a clause whereby the GFS members will indemnify SMHG and its affiliates for all uncertain tax positions taken through 2010. The liability for such uncertain tax positions aggregated $282,142 at December 31, 2010.

Note 1 - Description of the Company and its Business, continued

Membership Interests and Allocations

Effective December 31, 2010, in conjunction with the Purchase Agreement, the members executed an Amended and Restated Company Agreement ("Company Agreement"). The Company Agreement authorized 1,000 common units and 100 special units of interests, all of which are issued and outstanding. The special units are all held by the GFS members.

Generally, under the Company Agreement, net income (loss) is allocated and distributions are made to holders of common units in proportion to their ownership percentages. Special units have no voting rights, rights to distributions, rights to income allocations, rights upon dissolution and liquidation, or other rights with respect to the Company. The Company shall repurchase the special units from the GFS members at a price of $10,000 per special unit upon the earlier to occur of (i) a change of control, as defined; (ii) a required sale by the GFS members of their interests in the Company, as defined; or (iii) a reduction in the clearing deposit by the Company with J.P. Morgan Clearing Corp.; provided that such repurchase shall be equal to the amount of the reduction in the clearing deposit.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid financial instruments with original maturities of ninety days or less and not pledged or otherwise restricted as cash equivalents. Demand balances with the Company's clearing broker/dealer have been classified as "cash and cash equivalents" in the 2010 financial statements. Such demand balances were previously classified as "receivable from clearing organization" in the prior years' financial statements.

Note 2 - Summary of Significant Accounting Policies, continued

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at fair value as determined by market quotations. There were no securities owned or securities sold, not yet purchased at December 31, 2010.

Office Equipment

Office equipment is stated at cost and includes furniture and fixtures, computer and office equipment and leasehold improvements, less accumulated depreciation and amortization. Depreciation of office equipment is provided using the straight-line method based on estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the life of the lease.

Revenue Recognition

Securities transactions and all related revenue and expense are recorded on a trade date basis.

Income Taxes

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any federal tax liability is the responsibility of the individual members. The financial statements reflect a liability and provision for state income taxes for the Texas Franchise (margin) tax which is an obligation of the Company.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 3 - Deposit With and Receivable From Clearing Organization

The Company is required to maintain a deposit with their clearing broker-dealer. Receivable from clearing organization is comprised of commissions of $345,428 and other clearing receivables of $42,217. Commissions receivable and other clearing receivables represent settlements from the month of December 2010. Such amounts are normally collected within ten days after month end.

Note 4 - Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31, 2010 consist of the following:

	Cost	Depreciable Life
Furniture and fixtures	$ 290,979	5 years
Computer equipment	438,725	3-5 years
Leasehold improvements	736,091	7 years
Office equipment	43,839	5 years
	1,509,634	
Less accumulated depreciation and amortization	(1,162,764)	
	$ 346,870	

Depreciation and amortization expense aggregated $167,071 in 2010.

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2010, the Company had net capital of approximately $726,889 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.99 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company periodically makes distributions of capital to its members at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

Note 6 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 7 - Lease and Contractual Obligations

The Company leases office facilities under a noncancelable operating lease expiring July 2013. The office facilities agreement requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. Future minimum commitments are as follows:

Year Ending December 31,	
2011	$ 242,981
2012	248,718
2013	144,266
	$ 635,965

Rent expense relating to office facilities was approximately $211,621 for the year ended December 31, 2010

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified, of any potentially material indemnification loss at December 31, 2010.

Note 8 - Employee Benefits

The Company has a 401(k) retirement plan covering all employees. The plan allows employee contributions up to the maximum allowed by law which was generally $16,500 for 2010. The Company makes discretionary contributions to the plan which vest immediately. The Company's contributions to the plan for the year ended December 31, 2010 were $35,240.

Note 9 - State Income Taxes

The provision (benefit) for state income taxes consists of the following for the year ended December 31, 2010:

Current state income taxes	$ 22,574
Change in unrecognized income tax provision, including penalties and interest of $13,307	13,307
	$ 35,881

State income tax liabilities consist of the following at December 31, 2010:

State income taxes	$ 247,254
Penalties and interest	57,463
	$ 304,717

Texas state tax returns are generally subject to examination over the statutes of limitations, generally four years from the date of filing.

Note 10 - Concentrations and Financial Instruments with Off Balance Sheet Risk

The Company's customer base consists of individuals and entities located outside of the United States. Deposits with and receivables from clearing organization are with the Company's clearing broker-dealer which is located in New York, New York.

Cash and cash equivalents include demand deposits with the Company's clearing broker-dealer which are not insured.

Note 11 - Related Party Transactions

The Company is affiliated with an entity registered under the Investment Advisers Act of 1940 to conduct investment advisory services. The affiliate bears its direct costs, however, none of the Company's overhead expenses are charged to the affiliate. Amounts due of approximately $11,600 from such affiliate are included in receivable from members and affiliate in the accompanying statement of financial condition. Such amounts are non-interest bearing and are due on demand.

Other transactions and agreements with members are discussed in Note 1.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2010

Schedule I

GLOBAL FINANCIAL SERVICES, L.L.C.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2010

Computation of Net Capital

Total members' equity qualified for net capital		$ 1,149,223
Deductions and/or charges		
Non-allowable assets:		
Receivable from clearing organization	$ 42,217	
Receivable from affiliate	11,604	
Furniture, equipment, and leasehold improvements, net	346,870	
Other assets	10,000	(410,691)
Net capital before haircuts on securities positions		738,532
Haircuts on securities positions		11,643
Net capital		$ 726,889

Aggregate Indebtedness

Commissions payable	$ 620,428
Accounts payable and accrued expenses	406,703
State income taxes payable	304,717
Deferred rent	117,671
Total aggregate indebtedness	$ 1,449,519

Schedule I (continued)

GLOBAL FINANCIAL SERVICES, L.L.C.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2010

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 96,639
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 100,000
Net capital in excess of minimum required	$ 626,889
Excess net capital at 1000%	$ 581,938
Ratio: Aggregate indebtedness to net capital	1.99 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences in the computation of net capital under Rule 15c3-1 of the Company's computation.

Schedule II

GLOBAL FINANCIAL SERVICES, L.L.C.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: J.P. Morgan Clearing Corp.

Independent Auditor's Report

On Internal Control

Required by SEC Rule 17a-5

For the Year Ended

December 31, 2010

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Managers
Global Financial Services, L.L.C.

In planning and performing our audit of the financial statements and supplemental information of Global Financial Services, L.L.C. (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL •
THE INTERNATIONAL ACCOUNTING GROUP (TIAG) • WORLD SERVICES GROUP

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2011

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2010

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Managers
Global Financial Services, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Global Financial Services, L.L.C., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Global Financial Services, L.L.C.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Management is responsible for Global Financial Services, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2011

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DEC 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046866 FINRA DEC
GLOBAL FINANCIAL SERVICES LLC 19*19
1330 POST OAK BLVD STE 2100
HOUSTON TX 77056-3100

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

KEITH ROBERTS 713 968 0400

2. A. General Assessment (item 2e from page 2)		$ 41,123
B. Less payment made with SIPC-6 filed (exclude interest) 07/22/2010 Date Paid		(18,888)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		22,235
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 22,235
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 22,235	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GLOBAL FINANCIAL SERVICES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 26 day of FEB, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 01, 2010
and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 18,129,817
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	21,106
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	21,106
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	201,191
(2) Revenues from commodity transactions.	20,286
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	907,744
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	340,268
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 4,725	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 232,147	
Enter the greater of line (i) or (ii)	232,147
Total deductions	1,701,636
2d. SIPC Net Operating Revenues	$ 16,449,287
2e. General Assessment @ .0025	$ 41,123

(to page 1, line 2.A.)